Filed Pursuant to Rule 433

Registration No. 333-179826

Term Sheet

September 17, 2013

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Diversity and Inclusion Medium-Term Notes, Series B due September 18, 2015
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook) Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TAS4/US89236TAS42
Pricing Date:	September 17, 2013
Settlement Date:	September 20, 2013
Maturity Date:	September 18, 2015
Principal Amount:	$350,000,000
Price to Public:	100.000%
Commission:	0.15%
Net Proceeds to Issuer:	99.85% / $349,475,000
Floating Rate Index:	3 month LIBOR
Floating Rate Spread:	+15 basis points
Index Source:	LIBOR Reuters
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on September 18, 2013 plus the Floating Rate Spread
Interest Payment Dates:	Each March 18, June 18, September 18, and December 18, commencing on December 18, 2013, and on the Maturity Date.
Interest Reset Dates:
The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.

Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Cabrera Capital Markets, LLC CastleOak Securities, L.P. Citigroup Global Markets Inc. Drexel Hamilton, LLC Muriel Siebert & Co., Inc. Toussaint Capital Partners LLC
Co-Managers:	Blaylock Robert Van, LLC BNP Paribas Securities Corp. Lebenthal & Co., LLC Loop Capital Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mischler Financial Group, Inc.
DTC Number:	274

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated March 2, 2012 and the related prospectus dated March 1, 2012; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you  should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling

Cabrera Capital Markets, LLC toll-free at 1-312-236-8888, CastleOak Securities, L.P. toll-free at 1-800-955-6332, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Drexel Hamilton, LLC at 1-212-632-0404, Muriel Siebert & Co., Inc. toll-free at 1-800-872-0444, or Toussaint Capital Partners LLC at 1-212-328-1800. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.